EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+(86-21) 6879-6250

ir@51job.com

51job, Inc. Announces Results of Annual Shareholders Meeting

SHANGHAI, China, December 12, 2014 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced the results of its annual general meeting of shareholders held in Shanghai today.

At the meeting, shareholders resolved to elect each of the following individuals to the Company’s Board of Directors until the close of its next annual general meeting of shareholders: David K. Chao, Li-Lan Cheng, Eric He, Kazumasa Watanabe and Rick Yan.

About 51job

51job is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at http://www.51job.com and mobile applications, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

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